                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            SCHEDULE 13D (Amendment)

                    Under the Securities Exchange Act of 1934


                              BORDEN CHEMICALS AND
                          PLASTICS LIMITED PARTNERSHIP
                                (Name of Issuer)


                                   COMMON UNIT
                                   -----------
                         (Title of Class of Securities)


                                   099541 20 3
                                   -----------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                        Leonard, Street and Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                NOVEMBER 15, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 6 pages)

                                  SCHEDULE 13D
                                  ------------
                              CUSIP NO. 099541 20 3

------------------------------------------------------------- ------------------

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   MARC H. KOZBERG
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

                                                              (b)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(3) SEC use only..........................................
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e).
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------

Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................    140,000

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    140,000

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(11) Aggregate amount  beneficially  owned by each reporting  140,000 person.
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(13) Percent of class represented by amount in Row (11)...    0.4%
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                  SCHEDULE 13D
                                  ------------
                              CUSIP NO. 099541 20 3

------------------------------------------------------------- ----------------------

(1) Names of reporting persons............................    DR. DEMETRE NICOLOFF
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

                                                              (b)
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(3) SEC use only..........................................
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e).
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ----------------------

Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................    363,387

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    363,387

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(11) Aggregate amount  beneficially  owned by each reporting  363,387 person.
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(13) Percent of class represented by amount in Row (11)...    1.0%
------------------------------------------------------------- ----------------------
------------------------------------------------------------- ----------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ----------------------

                                  SCHEDULE 13D
                                 - ------------
                              CUSIP NO. 099541 20 3

------------------------------------------------------------- ------------------

(1) Names of reporting persons............................    ROBERT H. PAYMAR
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

                                                              (b)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(3) SEC use only..........................................
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e).
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------

Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................    175,000

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    175,000

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(11) Aggregate amount  beneficially  owned by each reporting  175,000 person.
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(13) Percent of class represented by amount in Row (11)...    0.5%
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                  SCHEDULE 13D
                                  -------------
                              CUSIP NO. 099541 20 3

------------------------------------------------------------- ------------------

(1) Names of reporting persons............................    JAMES A. POTTER
I.R.S. Identification Nos. of above persons (entities only)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

                                                              (b)
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(3) SEC use only..........................................
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e).
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ------------------

Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................    116,837

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    116,837

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(11) Aggregate amount  beneficially  owned by each reporting  116,837 person.
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(13) Percent of class represented by amount in Row (11)...    0.3%
------------------------------------------------------------- ------------------
------------------------------------------------------------- ------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ------------------

                                  SCHEDULE 13D
                                  ------------
                              CUSIP NO. 099541 20 3

------------------------------------------------------------- ------------------------

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   BCU INVESTMENT, L.L.C.

------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

                                                              (b)
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(3) SEC use only..........................................
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(4) Source of funds (see instructions)                        WC
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e).
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(6) Citizenship or place of organization..................    MINNESOTA
------------------------------------------------------------- ------------------------

Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................    1,134,100

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    1,134,100

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(11) Aggregate amount  beneficially  owned by each reporting  1,134,100 person.
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(13) Percent of class represented by amount in Row (11)...    3.1%
------------------------------------------------------------- ------------------------
------------------------------------------------------------- ------------------------

(14) Type of reporting person (see instructions)..........    PN
------------------------------------------------------------- ------------------------

                                  SCHEDULE 13D
                                  ------------
                              CUSIP NO. 099541 20 3

------------------------------------------------------------- ---------------------

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons (entities only)   NASSAR J. KAZEMINY

------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(2) Check the  appropriate  box if a member of a group  (see  (a)     X
instructions)
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

                                                              (b)
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(3) SEC use only..........................................
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(4) Source of funds (see instructions)                        PF
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e).
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(6) Citizenship or place of organization..................    USA
------------------------------------------------------------- ---------------------

Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power................................    1,134,100

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    1,134,100

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(11) Aggregate amount  beneficially  owned by each reporting  1,134,100 person.
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(13) Percent of class represented by amount in Row (11)...    3.1%
------------------------------------------------------------- ---------------------
------------------------------------------------------------- ---------------------

(14) Type of reporting person (see instructions)..........    IN
------------------------------------------------------------- ---------------------

INTRODUCTION

         The members of this Section 13(d) filing group (the "Holders") originally filed a Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership (the "Issuer") on October 28, 1998. The original filing was amended on November 27, 1998, December 28, 1998, May 10, 1999, July 30, 1999, August 13, 1999 and November 24, 1999. This filing is the sixth amendment to the original Schedule 13D filing.

         Cover pages are included only to the extent that a Holder has engaged in transactions in the voting Common Units of the Issuer since the filing of the most recent Schedule 13D amendment.

ITEM 2.  IDENTITY AND BACKGROUND

         All information regarding the Holders in Item 2 of the most recent filing remains accurate, except that all references to Dougherty Summit Securities, LLC contained therein are amended to "Dougherty & Company, LLC," by virtue of the change of the name of that entity.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Units of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as stated below, the Holders' response to Item 4 is unchanged.

         Bruce Hendry, one of the Holders, has withdrawn from the Section 13(g) filing group to which this Schedule 13D/A relates. Mr. Hendry has retired from his position with Dougherty and Company, LLC.

         Stanley I. Barenbaum and G. James Spinner have also withdrawn from the
Section 13(g) filing group.

         Summit Capital Appreciation Fund LP ("SCAF"), a Holder, was dissolved in June 2000. Several individual Holders received Units of the Issuer as part of distribution of SCAF's securities holdings to its partners.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Units beneficially owned as of December 5, 2000 by each of the Holders is set forth below:


                                                                        Percentage of
         Name                               Number of Common Units     Outstanding Units
         ----                               ----------------------     -----------------

         Marc H. Kozberg                           140,000                   0.4%
         Dr. Demetre Nicoloff                      363,387                   1.0%
         Robert H. Paymar                          175,000                   0.5%
         James A. Potter                           116,837 @                 0.3%
         Curtis L. Carlson Foundation               71,300                   0.2%
         NAFCO Insurance Company
            Ltd. of Bermuda                         71,400                   0.2%
         Revocable Trust of Glen D. Nelson          50,000                   0.1%
         Curtis L. Carlson Octagon Trust            42,300                   0.1%
         Scott C. Gage                              15,000                <  0.1%
         Richard C. Gage                            10,000                <  0.1%
         Revocable Trust of Diana Nelson             5,000                <  0.1%
         Geoffrey C. Gage                            5,000                <  0.1%
         Wendy M. Nelson                            10,000                <  0.1%
         Jennifer L. Nelson Trust                    7,500                <  0.1%
         Juliet A. Nelson Trust                      7,500                <  0.1%
         Revocable Trust of Edwin C. Gage           12,500                <  0.1%
         Revocable Trust of Barbara C. Gage         12,500                <  0.1%
         BCU Investments, L.L.C.                 1,134,100                   3.1%
         Nasser J. Kazeminy                      1,134,100 #                 3.1%

# Includes 1,134,100 Common Units owned by BCU Investments, L.L.C.
@ Includes 17,500 Common Units owned as joint tenant with spouse, 10,000 Common Units held in spouse's IRA account and 175,000 Common Units controlled in custodial accounts of minor children.

         On November 14, 2000, the Issuer had 36,750,000 Common Units outstanding. The Holders, as of December 5, 2000, collectively owned 2,249,324 Units of the Issuer's Common Units, constituting approximately 6.1% of all of the outstanding voting Common Units.

         Transactions by the Holders in Common Units of the Issuer since the most recent filing of a Schedule 13D Amendment are as follow:

                                                         Type of              Number of                 Price/
         Name                             Date         Transaction              Units                     Unit
         ----                             ----         -----------              -----                     ----
Marc H. Kozberg                       11/24/99            Sell                 6.0625                    (30,000)
Marc H. Kozberg                       12/08/99             Buy                 4.8750                      7,000
Marc H. Kozberg                       12/20/99             Buy                 4.5625                     10,000
Marc H. Kozberg                       12/23/99             Buy                 4.3750                      5,000
Marc H. Kozberg                       01/05/00            Sell                 5.7500                    (10,000)
Marc H. Kozberg                       01/07/00            Sell                 6.0313                    (50,000)
Marc H. Kozberg                       01/10/00            Sell                 6.0625                     (5,000)
Marc H. Kozberg                       04/10/00             Buy                 4.1640                     30,000
Marc H. Kozberg                       04/11/00             Buy                 4.1775                      5,000
Marc H. Kozberg                       04/12/00             Buy                 4.0625                      5,000
Marc H. Kozberg                       04/19/00             Buy                 3.3750                     10,000
Marc H. Kozberg                       05/01/00            Sell                 4.0020                    (50,000)
Marc H. Kozberg                       06/26/00      Received 30,875 from SCA Fund
Marc H. Kozberg                       06/30/00             Buy                 4.1250                      9,125
Marc H. Kozberg                       08/08/00             Buy                 3.7500                     10,000
Marc H. Kozberg                       09/27/00             Buy                 1.6018                     50,000
Marc H. Kozberg                       11/15/00             Buy                 1.6013                     16,100
Marc H. Kozberg                       11/16/00             Buy                 1.6250                      7,900
Marc H. Kozberg                       11/17/00             Buy                 1.6036                      6,000
Marc H. Kozberg                       11/29/00             Buy                 1.0000                     10,000
Demetre Nicoloff                      02/03/00             Buy                 5.1250                      1,500
Demetre Nicoloff                      03/31/00             Buy                 4.4375                      3,400
Demetre Nicoloff                      04/12/00             Buy                 3.9457                        700
Demetre Nicoloff                      04/14/00             Buy                 3.6330                     10,000
Demetre Nicoloff                      06/27/00      Received 8,433 from SCA Fund*
Demetre Nicoloff                      06/30/00      Received 18,954 from SCA Fund*
Demetre Nicoloff                      08/11/00             Buy                 3.6875                      5,000
Demetre Nicoloff                      10/02/00             Buy                 1.8750                      9,000
Demetre Nicoloff                      10/02/00             Buy                 1.9375                     25,000
Demetre Nicoloff                      11/17/00             Buy                 1.6036                     32,000
Demetre Nicoloff                      11/17/00             Buy                 1.6250                      3,500
Demetre Nicoloff                      11/20/00             Buy                 1.5625                     14,500
Demetre Nicoloff                      11/20/00             Buy                 1.5625                      5,000
Demetre Nicoloff                      11/24/00             Buy                 1.5000                      3,000
Demetre Nicoloff                      11/24/00             Buy                 1.5000                      1,000
Demetre Nicoloff                      11/27/00             Buy                 1.3125                      5,000
Demetre Nicoloff                      11/28/00             Buy                 1.1250                     10,000
Demetre Nicoloff                      11/28/00             Buy                 1.2000                      3,500

                                                         Type of              Number of                 Price/
         Name                             Date         Transaction              Units                     Unit
         ----                             ----         -----------              -----                     ----
Robert H. Paymar                      03/03/00             Buy                 4.9375                      5,000
Robert H. Paymar                      06/27/00      Received 21,063 from SCA Fund
Robert H. Paymar                      09/26/00              Buy                 1.6018                     5,100
Robert H. Paymar                      11/15/00              Buy                 1.6250                    18,837
Robert H. Paymar                      11/29/00              Buy                 1.0375                    25,000
BCU Investment Corp LLC               09/27/00              Buy                 1.6875                   100,100
BCU Investment Corp LLC               10/03/00              Buy                 2.0000                    15,500
BCU Investment Corp LLC               10/04/00              Buy                 2.0000                    46,100
James A. Potter                       12/08/99              Buy                 5.0000                     2,000
James A. Potter                       12/16/99              Buy                 4.6250                       700
James A. Potter                       12/23/99              Buy                 4.5625                     1,000
James A. Potter                       02/03/00              Buy                 5.1237                     2,500
James A. Potter                       02/03/00              Buy                 5.1237                     2,500
James A. Potter                       06/27/00      Received 3,377 from SCA Fund*
James A. Potter                       06/28/00              Buy                 4.5000                     2,500
James A. Potter                       06/28/00              Buy                 4.5625                     2,500
James A. Potter                       06/29/00      Received 5,637 from SCA Fund*
James A. Potter                       06/29/00              Buy                 4.3750                     2,500
James A. Potter                       06/30/00              Buy                 4.1250                     1,100
James A. Potter                       06/30/00              Buy                 4.1875                     1,623
James A. Potter                       07/05/00              Buy                 4.1875                     1,900
James A. Potter                       08/02/00              Buy                 3.9375                     2,500
James A. Potter                       08/17/00              Buy                 4.0000                     1,500
James A. Potter                       08/17/00              Buy                 4.0000                     4,000
James A. Potter                       08/17/00              Buy                 4.0000                     3,000
James A. Potter                       09/26/00              Buy                 1.7500                     5,000
James A. Potter                       09/26/00              Buy                 1.7500                     5,000

* Summit Capital Appreciation Fund, L.P. was dissolved in June 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  December ___, 2000





/s/ Marc H. Kozberg
-----------------------------------------------------
Marc H. Kozberg

/s/ Dr. Demetre Nicolf
-----------------------------------------------------
Dr. Demetre Nicoloff

/s/ Robert H. Paymar
-----------------------------------------------------
Robert H. Paymar

/s/ James A. Potter
-----------------------------------------------------
James A. Potter


REVOCABLE TRUST OF DIANA
NELSON

By:      /s/ Diana Nelson
   -----------------------------------------
         Diana Nelson, Trustee

/s/ Geoffrey C. Gage
-----------------------------------------------------
Geoffrey C. Gage

/s/ Wendy M. Nelson
-----------------------------------------------------
Wendy M. Nelson


JENNIFER L. NELSON TRUST

By:      /s/ Curtis C. Nelson
   --------------------------------------------------
         Curtis C. Nelson, Trustee

JULIET A. NELSON TRUST


By:      /s/ Curtis C. Nelson
   --------------------------------------------------
         Curtis C. Nelson, Trustee

CURTIS L. CARLSON FOUNDATION

By:      /s/ Donna Snyder
   -----------------------------------------
         Donna Snyder, Secretary

NAFCO INSURANCE COMPANY LTD.
 OF BERMUDA

By:      /s/ Mary Stotts
   --------------------------------------------------
         Mary Stotts, Authorized Agent


REVOCABLE TRUST OF GLEN D.
 NELSON

By:      /s/ Glen D. Nelson
   --------------------------------------------------
         Glen D. Nelson, Trustee


CURTIS L. CARLSON OCTAGON
 TRUST

By:      /s/ John Flottmeier
   --------------------------------------------------
         John Flottmeier, Trust Manager

/s/ Scott C. Gage
--------------------------------------------
Scott C. Gage

/s/ Richard C. Gage
-----------------------------------------------------
Richard C. Gage

REVOCABLE TRUST OF EDWIN C.
 GAGE TRUST

By:      /s/ John Flottmeier
   --------------------------------------------------
         John Flottmeier, Trust Manager


REVOCABLE TRUST OF BARBARA C.
 GAGE

By:      /s/ John Flottmeier
   --------------------------------------------------
         John Flottmeier, Trust Manager


BCU INVESTMENTS, L.L.C.

By:      /s/ Michael T. Davies
   --------------------------------------------------
         Michael T. Davies, Secretary and
         Treasurer

/s/ Nasser J. Kazeminy
-----------------------------------------------------
Nasser J. Kazeminy

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership is being filed on behalf of each of the undersigned.



/s/ Marc H. Kozberg
-----------------------------------------------------
Marc H. Kozberg

/s/ Dr. Demetre Nicoloff
-----------------------------------------------------
Dr. Demetre Nicoloff

/s/ Robert H. Paymar
-----------------------------------------------------
Robert H. Paymar

/s/ James A. Potter
-----------------------------------------------------
James A. Potter


REVOCABLE TRUST OF DIANA
 NELSON

By:      /s/ Diana Nelson
   --------------------------------------------------
         Diana Nelson, Trustee

/s/ Geoffrey C. Gage
-----------------------------------------------------
Geoffrey C. Gage

/s/ Wendy M. Nelson
-----------------------------------------------------
Wendy M. Nelson


JENNIFER L. NELSON TRUST

By:      /s/ Curtis C. Nelson
   --------------------------------------------------
         Curtis C. Nelson, Trustee



CURTIS L. CARLSON FOUNDATION

By:      /s/ Donna Snyder
   -----------------------------------------
         Donna Snyder, Secretary


NAFCO INSURANCE COMPANY LTD.
 OF BERMUDA

By:      /s/ Mary Stotts
   --------------------------------------------------
         Mary Stotts, Authorized Agent


REVOCABLE TRUST OF GLEN D.
 NELSON

By:      /s/ Glen D. Nelson
   --------------------------------------------------
         Glen D. Nelson, Trustee


CURTIS L. CARLSON OCTAGON
 TRUST

By:      /s/ John Flottmeier
   --------------------------------------------------
         John Flottmeier, Trust Manager

/s/ Scott C. Gage
--------------------------------------------
Scott C. Gage

/s/ Richard C. Gage
-----------------------------------------------------
Richard C. Gage

JULIET A. NELSON TRUST

By:      /s/ Curtis C. Nelson
   -----------------------------------------
         Curtis C. Nelson, Trustee


REVOCABLE TRUST OF EDWIN C.
 GAGE TRUST

By:      /s/ John Flottmeier
   -----------------------------------------
         John Flottmeier, Trust Manager


REVOCABLE TRUST OF BARBARA C.
 GAGE

By:      /s/ John Flottmeier
   -----------------------------------------
         John Flottmeier, Trust Manager


BCU INVESTMENTS, L.L.C.

By:      /s/ Michael T. Davies
   -----------------------------------------
         Michael T. Davies, Secretary and Treasurer

/s/ Nasser J. Kazemi
--------------------------------------------
Nasser J. Kazemi